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UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 1 1 2002 143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTERNATIONAL RESEARCH SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 CEDAR SPRINGS, SUITE 150
(No. and Street)

DALLAS (City) TEXAS (State) 75201-7801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GORDON PETERSON 214-754-0770
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LANE GORMAN TRUBITT, L.L.P.
(Name — *if individual, state last, first, middle name*)

2626 HOWELL, THE SEVENTH FLOOR (Address) DALLAS (City) TEXAS (State) 75204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gordon L. Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERNATIONAL RESEARCH SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KELLI SLACK
Notary Public, State of Texas
My Commission Expires
November 21, 2005

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Report of Independent Certified Public Accountants on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL RESEARCH SECURITIES, INC.

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2001

INTERNATIONAL RESEARCH SECURITIES, INC.

CONTENTS

LANE
CERTIFIED PUBLIC
GORMAN
ACCOUNTANTS
TRUBITT
AND CONSULTANTS
L.L.P.

Report of Independent Certified Public Accountants

Board of Directors and Stockholder
International Research Securities, Inc.

We have audited the accompanying statement of financial condition of International Research Securities, Inc. as of December 31, 2001, and the related statements of earnings, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Research Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lane Gorman Trubitt L.L.P.

Dallas, Texas
January 24, 2002

2626 Howell
The Seventh Floor
Dallas, Texas 75204
214.871.7500
Fax 214.871.0011
Toll Free 877.231.7500
www.lgt-cpa.com

International Research Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$	5,908
Commissions receivable		22,063
Prepaid expense		1,474
Deposit		10,428
Total assets	$	39,873

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions payable	$	22,063
Total liabilities		22,063
STOCKHOLDER'S EQUITY		
Common stock - authorized, 100,000 shares of $1.00 par value; 11,000 shares issued		11,000
Additional paid-in capital		4,000
Retained earnings		8,501
		23,501
Less 3,668 shares of common stock in treasury - at cost		(5,691)
Total stockholder's equity		17,810
Total liabilities and stockholder's equity	$	39,873

The accompanying notes are an integral part of this statement.

International Research Securities, Inc.
STATEMENT OF EARNINGS
Year ended December 31, 2001

REVENUES		
Commissions	$	427,874
Interest		524
Other markets		335
Total revenues		428,733
EXPENSES		
Commissions		413,312
Regulatory fees and expenses		3,416
Other operating expenses		10,056
Total expenses		426,784
NET EARNINGS	$	1,949

The accompanying notes are an integral part of this statement.

International Research Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Common Stock In Treasury	Total
Balance at January 1,	$ 11,000	$ 4,000	$ 6,552	$ (5,691)	$ 15,861
Net earnings	-	-	1,949	-	1,949
Balance at December 31,	$ 11,000	$ 4,000	$ 8,501	$ (5,691)	$ 17,810

The accompanying notes are an integral part of this statement.

International Research Securities, Inc.
STATEMENT OF CASH FLOWS
Year ended December 31, 2001

Cash flows from operating activities		
Net earnings	$	1,949
Adjustments to reconcile net earnings to net cash provided by operating activities		
Changes in operating assets and liabilities, net		
Commissions receivable		4,177
Prepaid Expense		(1,474)
Deposit		(161)
Commissions payable		(4,177)
Income taxes payable		(160)
Net cash provided by operating activities		154
Net increase in cash		154
Cash at beginning of year		5,754
Cash at end of year	$	5,908
Cash paid during the year for:		
Interest	$	-
Income taxes	$	160

The accompanying notes are an integral part of this statement.

International Research Securities, Inc.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year ended December 31, 2001

Subordinated liabilities at December 31, 2000	$ -
Increases	-
Decreases	-
Subordinated liabilities at December 31, 2001	$ -

The accompanying notes are an integral part of this statement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

International Research Securities, Inc. (the "Company") is engaged in the securities broker-dealer industry in the Dallas/Fort Worth Metroplex area. The Company clears equity securities trades through a correspondent broker-dealer. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Revenue Recognition

Revenues and expenses are recognized as earned or incurred, using the accrual method of accounting.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash and cash equivalent balances in one financial institution located in Dallas, Texas. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If accounts become uncollectible, they will be charged to operations when that determination is made.

Commission Income

Commissions for customer's transactions are recorded on a trade date basis.

Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

1. FEDERAL INCOME TAX

Effective January 1, 2001, the Company has made an S Corporation election for income tax purposes. No provision or credit for federal income taxes has been made since income taxes are the responsibility of the individual shareholders. The Corporation's federal income tax returns are subject to examination by the Internal Revenue Service. Since many types of transactions are susceptible to varying interpretations under federal income tax laws and regulations, amounts reported in the accompanying financial statements may be subject to change if successfully challenged by the Internal Revenue Service.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $16,127, which was $11,127 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.37 to 1.

3. RELATED PARTY TRANSACTIONS

The Company shares office facilities with an affiliate. During the year ended December 31, 2001, the affiliate performed certain administrative and accounting services for the Company. No administrative overhead was allocated to the Company for these services or the office facilities.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

SCHEDULE I

International Research Securities, Inc.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

COMPUTATION OF NET CAPITAL		
Total stockholders' equity from statement of financial condition	$	17,810
Less stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		17,810
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		17,810
Deductions and/or charges		
Non-allowable assets		1,474
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures contracts and spot commodities - proprietary capital charges		-
Other deductions and/or charges		-
Total deductions and/or charges		1,474
Haircuts on securities		
Contractual securities commitments		-
Deficit in security collateralizing secured demand notes		-
Trading and investment securities		-
Undue concentrations		-
Other		209
Total haircuts on securities		209
NET CAPITAL	$	16,127
AGGREGATE INDEBTEDNESS		
Items included on statement of financial condition		
Commissions payable	$	22,063
Income tax payable		-
Items not included in statement of financial condition		-
		22,063
Less adjustment based on special reverse bank accounts		-
TOTAL AGGREGATE INDEBTEDNESS	$	22,063
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar net capital required	$	5,000
Excess net capital at 1000%	$	13,921
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.37
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$	15,542
Net audit adjustments		585
Net capital per above	$	16,127

SCHEDULE II

International Research Securities, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

The Company handled no customer securities during the year ended December 31, 2001 and therefore has no reserve computation.

SCHEDULE III

International Research Securities, Inc.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

International Research Securities, Inc. is exempt under Rule Section 15c3-3(k)(2)(ii)

REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS ON INTERNAL CONTROL

LANE
CERTIFIED PUBLIC
GORMAN
ACCOUNTANTS
TRUBITT
AND CONSULTANTS
L.L.P.

2626 Howell
The Seventh Floor
Dallas, Texas 75204
214.871.7500
Fax 214.871.0011
Toll Free 877.231.7500
www.lgt-cpa.com

Members:
AICPA
The Leading Edge Alliance
Kreston International

Report of Independent Certified Public Accountants on Internal Control

Board of Directors and Stockholder
International Research Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of International Research Securities, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lane Gorman Trubitt, L.L.P.

Dallas, Texas
January 24, 2002